QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 21.1

LIST OF SUBSIDIARIES

As of December 25, 2009

Interline Brands, Inc.	New Jersey
Wilmar Financial, Inc.	Delaware
Wilmar Holdings, Inc.	Delaware
Glenwood Acquisition LLC	Delaware
Eagle Maintenance Supply, Inc.(1)	New Jersey
Barnett of the Caribbean, Inc.	Puerto Rico
Sexauer Ltd.	Ontario, Canada
Interline Brands Hong Kong Limited	Hong Kong, China
Interline Brands International Trading (Shenzhen) Co., Ltd.	Shenzhen, China

(1)
Effective December 26, 2009, Eagle Maintenance Supply, Inc. was merged into Interline Brands, Inc., a New Jersey corporation.

QuickLinks

  EXHIBIT 21.1
LIST OF SUBSIDIARIES As of December 25, 2009